# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: NEXTNRG, INC., CIK 0001817004
CUSIP: 652941105
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 67 NW 183RD ST, MIAMI, Florida (FL), 33169
Date of event which requires filing of this statement: 02/13/2025
Filed by CIK 0002058703
Persons authorized to receive notices and communications: Arif Sarwat, 407 Lincoln Road, Suite 9F, Miami Beach, Florida (FL), 33139, 561-307 3399; Laura Anthony, Esq., Anthony, Linder and Cacomanolis PLLC, 1700 Palm Beach Lakes Blvd., Suite 820, West Palm Beach, Florida (FL), 33401, (561) 514-0936

## Reporting persons
- Arif Sarwat (CIK 0002058703): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 13,953,558; shared voting power 0; sole dispositive power 13,953,558; shared dispositive power 0; aggregate amount beneficially owned 13,953,558 (12.5% of the class)
  Comment: Based upon 111,665,652 shares of common stock issued and outstanding as of February 19, 2025. Upon request of the SEC Staff, the Reporting Person will make available written confirmation from the Issuer in respect of such issued and outstanding number of shares of common stock.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: NEXTNRG, INC.
Address of issuer's principal executive offices: 67 NW 183RD ST, MIAMI, Florida (FL), 33169
Comment: The class of equity securities to which this Schedule 13D ("Schedule 13D") relates is the shares of common stock, $0.0001 par value per share (the "Shares") of NextNRG, Inc., a Delaware corporation (the "Issuer"), which has its principal executive office at 67 NW 183rd Street, Miami, Florida 33169. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Arif Sarwat (the "Reporting Person").
Residence or business address: 407 Lincoln Road, Suite 9F, Miami Beach, FL 33139.
Present principal occupation or employment: The Reporting Person is the Chief Technology Officer of the Issuer, which has its principal executive office at 67 NW 183rd Street, Miami, FL 33169.
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: As disclosed in that certain initial statement of beneficial ownership of securities on Form 3 filed with the U.S. Securities and Exchange Commission ("SEC") as of February 28, 2025, the Reporting Person previously held 21,354 Shares and received 13,932,204 Shares pursuant to the Second Amended and Restated Exchange Agreement dated June 11, 2024, as amended on July 22, 2024 and on September 25, 2024 (the "Exchange Agreement") entered into among the Issuer, the members of Next Charging LLC (the "Members") and Michael D. Farkas, as the representative of the Members.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person is the Chief Technology Officer of the Issuer. As an officer and significant stockholder of the Issuer, the Reporting Person may be able to control the Issuer's business and may have influence over the corporate activities of the Issuer; including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Subject to the Lock-up Agreement (as defined below), the provisions of the Bylaws and the Issuer's insider trading policies, the Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person may engage in discussions with management, the Board of Directors and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or the relevant parties to consider or explore extraordinary corporate transactions, such as a merger, reorganization or take-private transaction that may result in the delisting or deregistration of the common stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board of Directors.

The Reporting Person from time to time intends to review his investments in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's shares of common stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person will take such actions in the future as the Reporting Person may deem appropriate in light of the circumstances existing from time to time. If the Reporting Person believes that further investment in the Issuer is attractive, whether because of the market price of the shares of common stock or otherwise, he may acquire shares of common stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Person may determine to dispose of some or all of the shares of common stock currently owned by the Reporting Person or otherwise acquired by the Reporting Person either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Person has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board or Directors; (e) any material change in the Issuer's capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer's securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 13,953,558 Shares; 12.4958%
Number of shares as to which each person has sole or shared power to vote or dispose: 13,953,558 Shares
Transactions in the class effected during the past sixty days: As disclosed in that certain initial statement of beneficial ownership of securities on Form 3 filed with the SEC as of February 28, 2025, the Reporting Person previously held 21,354 Shares and received 13,932,204 Shares pursuant to the Second Amended and Restated Exchange Agreement dated June 11, 2024, as amended on July 22, 2024 and on September 25, 2024 (the "Exchange Agreement") entered into among the Issuer, the members of Next Charging LLC (the "Members") and Michael D. Farkas, as the representative of the Members.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: In connection with the closing of the Exchange Agreement, the Reporting Person entered into a Lock-Up Agreement (the "Lock-Up Agreement") pursuant to which the Reporting Person agreed with the underwriters not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of his common stock or securities convertible into common stock for a period of six months, commencing on the date of the Prospectus filed (pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended) with the SEC on February 14, 2024.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Form of Lock-Up Agreement (incorporated by reference to Exhibit B to the Underwriting Agreement between the Issuer and ThinkEquity LLC, dated as of February 13, 2025, attached as Exhibit 1.1 to that certain Current Report of the Issuer on Form 8-K, filed with the SEC as of February 18, 2025).

## Signatures
- Arif Sarwat: /s/ Arif Sarwat, Arif Sarwat/Individually (02/28/2025)